MGI PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS

EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

There were insufficient earnings available to cover fixed charges for 2004, 2003, 2002, 2001 and 2000. As a result, the ratio of earnings to fixed charges was less than 1.0 for these periods. The deficiencies of earnings to fixed charges for these periods are indicated in the following table.

	Year Ended December 31,
(in thousands)	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A

Deficiency of Earnings to Fixed Charges	$(85,383)	$(61,908)	$(36,064)	$(34,825)	$(9,903)

Calculation

Earnings
(Loss) before income taxes	$(85,383)	$(61,908)	$(36,064)	$(34,825)	$(9,903)

Add
Adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	—	—	—	—	—
Fixed Charges	6,569	1,476	485	745	152
Distributed income of equity investees	—	—	—	—	—
MGI’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Subtract
Interest Capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Minority Interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total Earnings	$(78,814)	$(60,432)	$(35,579)	$(34,080)	$(9,751)

Fixed Charges
Interest Expensed	$5,989	$998	$83	$—	$—

Interest Capitalized	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
Assumed interest element within rent expense	580	478	402	745	152
Preference Security Dividend Requirements	—	—	—	—	—

Total Fixed Charges	$6,569	$1,476	$485	$745	$152